SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K


(Mark One)


[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the fiscal year ended December 31, 1996,

                                       or

[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from _________________ to __________________


Commission file number . . . . . . . . . . . . . . . . . . . . . . . . . .0-7282

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    Computer Horizons Corp. Employee Savings Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                    Computer Horizons Corp.
                    49 Old Bloomfield Avenue
                    Mountain Lakes, New Jersey   07046-1495

                       FINANCIAL STATEMENTS AND REPORT OF
                    INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                             COMPUTER HORIZONS CORP.
                              EMPLOYEE SAVINGS PLAN

                           December 31, 1996 and 1995

                                 C O N T E N T S





Report of Independent Certified Public Accountants


Financial Statements

        Statements of Net Assets Available for Plan Benefits

        Statements of Changes in Net Assets Available for Plan Benefits

        Notes to Financial Statements


Supplemental Schedules

        Report of Independent Certified Public Accountants on
          Supplementary Information

        Item 27a - Schedule of Assets Held for Investment
          Purposes

        Item 27d - Schedule of Reportable Transactions

                         REPORT OF INDEPENDENT CERTIFIED
                               PUBLIC ACCOUNTANTS


Board of Trustees
   Computer Horizons Corp. Employee Savings Plan


We have audited the accompanying statements of net assets available for plan benefits of Computer Horizons Corp. Employee Savings Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995 and changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Parsippany, New Jersey
June 23, 1997

                    Computer Horizons Corp. Employee Savings Plan

                          STATEMENTS OF NET ASSETS AVAILABLE
                                  FOR PLAN BENEFITS

                                     December 31,



                                                              1996            1995
                                                         -----------     -----------
ASSETS
    Investments (Notes B and C)
       Guaranteed Fund .............................     $ 4,674,524     $ 4,452,121
       Mutual Stock Funds ..........................      10,616,029       7,912,396
       Common Stock - Computer Horizons Corp. ......         885,602            --
                                                         -----------     -----------

                                                          16,176,155      12,364,517

    Contributions receivable (Note A)
       Employee ....................................         138,764          99,449
       Employer ....................................          14,880          11,166

    Loans receivable (Note A) ......................         288,850         330,631
    Other, net .....................................            --            28,293
                                                         -----------     -----------

              Net assets available for plan benefits     $16,618,649     $12,834,056
                                                         ===========     ===========





           The accompanying notes are an integral part of these statements.

                                            Computer Horizons Corp. Employee Savings Plan

                                                 STATEMENT OF CHANGES IN NET ASSETS
                                                     AVAILABLE FOR PLAN BENEFITS
                                                        WITH FUND INFORMATION

                                                          December 31, 1996

                                                                       20th Century
                                                                         Growth         Fidelity        Vanguard        Vanguard
                                                       Guaranteed       Investors       Magellan          Index        Wellington
                                                          Fund            Fund            Fund            Fund            Fund
                                                      -----------     -----------     -----------     -----------     -----------
Additions
   Employees' contributions (Note A) .............    $   837,002     $   291,908     $   664,701     $   380,937     $   266,080
   Employer's contributions (Note A) .............         55,273          33,980          77,212          42,051          31,163
   Interest income ...............................        288,992          29,172         719,250          46,673         130,367
   Unrealized/realized appreciation (depreciation)
       in market value of investments (Note C) ...        175,282        (172,559)        345,123         111,576
   Loan repayments (Note A) ......................         47,371          13,213          32,143          11,394          10,347
                                                      -----------     -----------     -----------     -----------     -----------

                                                        1,228,638         543,555       1,320,747         826,178         549,533
                                                      -----------     -----------     -----------     -----------     -----------

Deductions
   Withdrawals (Note A) ..........................       (595,740)       (128,393)       (387,334)       (180,069)       (138,951)
   Expenses (Note A) .............................        (20,943)         (1,270)         (4,054)         (1,717)         (1,404)
   Transfers .....................................       (372,642)         (6,779)        (81,299)        370,925         119,855
   Loans issued (Note A) .........................        (26,914)        (16,282)        (30,139)        (13,642)        (21,020)
                                                      -----------     -----------     -----------     -----------     -----------

                                                       (1,016,239)       (152,724)       (502,826)        175,497         (41,520)

              NET INCREASE (DECREASE) IN
                  NET ASSETS AVAILABLE
                  FOR PLAN BENEFITS ..............        212,399         390,831         817,921       1,001,675         508,013
                                                      -----------     -----------     -----------     -----------     -----------


Net assets available for plan benefits at
    beginning of year ............................      4,486,484       1,154,426       4,257,161       1,328,883       1,248,178
                                                      -----------     -----------     -----------     -----------     -----------

Net assets available for plan benefits at
    end of year ..................................    $ 4,698,883     $ 1,545,257     $ 5,075,082     $ 2,330,558     $ 1,756,191
                                                      ===========     ===========     ===========     ===========     ===========

                                            Computer Horizons Corp. Employee Savings Plan

                                                 STATEMENT OF CHANGES IN NET ASSETS
                                                     AVAILABLE FOR PLAN BENEFITS
                                                        WITH FUND INFORMATION

                                                          December 31, 1996
                                                              (continued)


                                                        Computer
                                                        Horizons
                                                          Corp.
                                                         Common                                             Total
                                                          Stock           Loan             Other,           fund
                                                          Fund            Fund              net            balance
                                                      ------------     ------------     ------------     ------------
Additions
   Employees' contributions (Note A) .............    $    716,047                                       $  3,156,675
   Employer's contributions (Note A) .............          79,061                                            318,740
   Interest income ...............................                                                          1,214,454
   Unrealized/realized appreciation (depreciation)
       in market value of investments (Note C) ...         114,066                                            573,488
   Loan repayments (Note A) ......................          41,664     $   (156,132)
                                                      ------------     ------------     ------------     ------------

                                                           950,838         (156,132)                        5,263,357
                                                      ------------     ------------     ------------     ------------

Deductions
   Withdrawals (Note A) ..........................         (18,889)                                        (1,449,376)
   Expenses (Note A) .............................                                                            (29,388)
   Transfers .....................................          (1,767)                     $    (28,293)
   Loans issued (Note A) .........................          (6,354)         114,351
                                                      ------------     ------------     ------------     ------------

                                                           (27,010)         114,351          (28,293)      (1,478,764)

              NET INCREASE (DECREASE) IN
                  NET ASSETS AVAILABLE
                  FOR PLAN BENEFITS ..............         923,828          (41,781)         (28,293)       3,784,593
                                                      ------------     ------------     ------------     ------------


Net assets available for plan benefits at
    beginning of year ............................                          330,631     $     28,293       12,834,056
                                                      ------------     ------------     ------------     ------------

Net assets available for plan benefits at ........
    end of year ..................................    $    923,828     $    288,850     $                $ 16,618,649
                                                      ============     ============     ============     ============

                            The accompanying notes are an integral part of this statement.

                                            Computer Horizons Corp. Employee Savings Plan

                                                 STATEMENT OF CHANGES IN NET ASSETS
                                                     AVAILABLE FOR PLAN BENEFITS
                                                  WITH FUND INFORMATION (continued)

                                                          December 31, 1995


                                                                       20th Century
                                                                         Growth          Fidelity        Vanguard        Vanguard
                                                       Guaranteed       Investors       Magellan          Index        Wellington
                                                       -----------     -----------     -----------     -----------     -----------
Additions
   Employees' contributions (Note A) ..............    $   923,515     $   276,577     $   702,215     $   263,738     $   264,688
   Employer's contributions (Note A) ..............         84,204          31,695          82,991          28,693          30,812
   Interest income ................................        276,873         156,274         238,543          27,559          58,270
   Unrealized/realized appreciation in market value
       of investments (Note C) ....................          9,995         851,046         266,704         221,027
   Loan repayments (Note A) .......................         79,322          14,930          46,048           8,166          12,019
                                                       -----------     -----------     -----------     -----------     -----------

                                                         1,363,914         489,471       1,920,843         594,860         586,816
                                                       -----------     -----------     -----------     -----------     -----------

Deductions
   Withdrawals (Note A) ...........................       (786,633)        (91,311)       (381,793)        (88,897)        (99,721)
   Expenses (Note A) ..............................         (8,927)         (2,262)         (3,417)         (2,079)         (2,231)
   Transfers ......................................        (74,509)        (24,701)        (30,806)        134,557          (4,541)
   Loans issued (Note A) ..........................       (110,709)        (23,946)        (86,755)        (12,585)        (19,086)
                                                       -----------     -----------     -----------     -----------     -----------

                                                          (980,778)       (142,220)       (502,771)         30,996        (125,579)

              NET INCREASE (DECREASE) IN
                  NET ASSETS AVAILABLE
                  FOR PLAN BENEFITS ...............        383,136         347,251       1,418,072         625,856         461,237
                                                       -----------     -----------     -----------     -----------     -----------

Net assets available for plan benefits at
    beginning of year .............................      4,103,348         807,175       2,839,089         703,027         786,941
                                                       -----------     -----------     -----------     -----------     -----------

Net assets available for plan benefits at
    end of year ...................................    $ 4,486,484     $ 1,154,426     $ 4,257,161     $ 1,328,883     $ 1,248,178
                                                       ===========     ===========     ===========     ===========     ===========


                                            Computer Horizons Corp. Employee Savings Plan

                                                 STATEMENT OF CHANGES IN NET ASSETS
                                                     AVAILABLE FOR PLAN BENEFITS
                                                  WITH FUND INFORMATION (continued)

                                                          December 31, 1995

                                                                                           Total
                                                          Loan             Other,           fund
                                                          Fund              net            balance
                                                       ------------     ------------     ------------
Additions
   Employees' contributions (Note A) ..............                     $     21,432     $  2,452,165
   Employer's contributions (Note A) ..............                                           258,395
   Interest income ................................                                           757,519
   Unrealized/realized appreciation in market value
       of investments (Note C) ....................                           11,224        1,359,996
   Loan repayments (Note A) .......................    $   (160,485)
                                                       ------------     ------------     ------------

                                                           (160,485)          32,656        4,828,075
                                                       ------------     ------------     ------------

Deductions
   Withdrawals (Note A) ...........................                                        (1,448,355)
   Expenses (Note A) ..............................                           (4,363)         (23,279)
   Transfers
   Loans issued (Note A) ..........................         253,081
                                                       ------------     ------------     ------------

                                                            253,081           (4,363)      (1,471,634)

              NET INCREASE (DECREASE) IN
                  NET ASSETS AVAILABLE
                  FOR PLAN BENEFITS ...............          92,596           28,293        3,356,441
                                                       ------------     ------------     ------------

Net assets available for plan benefits at
    beginning of year .............................         238,035                         9,477,615
                                                       ------------     ------------     ------------

Net assets available for plan benefits at
    end of year ...................................    $    330,631     $     28,293     $ 12,834,056
                                                       ============     ============     ============


                                   The accompanying notes are an integral part of this statement.

                  Computer Horizons Corp. Employee Savings Plan

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1996 and 1995



NOTE A - DESCRIPTION OF THE PLAN

     The following description of Computer Horizons Corp. Employee Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution employee profit-sharing plan, covering all eligible employees.

     The Plan was established effective April 1, 1983, and amended as of January 1, 1984 and May 31, 1989, to be a qualified profit sharing plan under Internal Revenue Code Section 401(a), with a qualified cash or deferred arrangement under Internal Revenue Code Section 401(k).

     The Plan was further amended and restated effective January 1, 1990 to comply with the requirements of the Tax Reform Act of 1986 and all applicable Federal laws subsequently enacted and relating thereto. A favorable determination letter dated September 1995 was received from the Internal Revenue Service.

     Contributions

     Participants may elect to make pretax contributions in accordance with the provisions of the Plan. The Plan's sponsor, Computer Horizons Corp. (the "Company"), matches participants' pretax contributions in accordance with the provisions of the January 1, 1990 Plan Agreement.

     Participant Accounts and Vesting

     Separate accounts are maintained for each participant's contributions and earnings thereon. The participant may direct that the account be invested in one or more Funds permitted by the Plan (Note C). Upon termination of employment, a participant is entitled to 100% of the value of his Salary Deferral account balance (pretax contributions of three to fifteen percent of compensation not to exceed maximum as specified in agreement), Voluntary Post Tax account balance (post-tax contributions of one to ten percent of compensation) and Rollover Account balance (participants' qualifying rollover distributions), plus a specified percentage of their Employer
     Matching account balance (participants' share of employer matching contributions) based upon the vesting provisions of the Plan (25% vested after three years of service, 50% vested after four years of service, 100% vested after five years of service). Forfeitures resulting from application of the vesting provisions are maintained separately by the Plan and are used to pay plan expenses.

                  Computer Horizons Corp. Employee Savings Plan

                           December 31, 1996 and 1995



NOTE A (continued)


     Withdrawals and Distributions Upon
         Termination of Employment

     Upon termination of employment for any reason, a participant's account balance or periodic payments thereof will be distributed to the participant or designated beneficiary, at their option. However, if the value of a participant's account is greater than $3,500, the participant's account will not be distributed before his normal retirement date without the written election of the participant. A participant may modify an election thereafter.

     Loans to Participants

     The Plan provides for loans to  participants  to a maximum of the lesser of
     (1) $50,000 or (2) 50% of the participant's account balance. The loans are payable over a maximum of five years unless the loan is used to acquire a principal residence, in which case the maximum term is fifteen years with interest as specified in the Plan.

     Termination

     Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time. Termination of the Plan shall result in discontinuance of all future Plan contributions and in full and immediate vesting for each participant of the entire amount standing to their credit; there shall not be any forfeitures with respect to any participant for any reason.

     Administrative Expense

     All administrative expenses, charged by the Plan's Custodian, are borne by the Plan.

     Use of Estimates in Financial Statements

     In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Reclassifications

     Certain   1995  items  have  been   reclassified   to  conform   with  1996
     classifications.

                  Computer Horizons Corp. Employee Savings Plan

                           December 31, 1996 and 1995


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles as applied to profit sharing plans and in accordance with the terms of the trust agreement. The assets of the Plan are valued at quoted market value, except for the Guaranteed Fund which is valued at contract value, which approximates fair value. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").


NOTE C - INVESTMENT OF FUNDS

     All contributions are remitted to the respective fund managers and invested, at the election of the participant, in one or a combination of funds. The funds available to participants from Merrill Lynch are the Guaranteed Fund, various mutual stock funds and the Computer Horizons Corp. Common Stock Fund. The following is a brief description of the funds available.

     Guaranteed Fund

     The Guaranteed Fund is intended to provide fixed income with minimal risk. Contributions to the Guaranteed Fund are invested primarily under guaranteed investment contracts or contracts with one or more insurance companies guaranteeing an annual effective interest rate for specified periods. The guaranteed investment contracts are included in the financial statements at contract value, which approximates fair value, as reported to the Plan by the insurance companies. The amounts remitted to insurance companies for guaranteed income contracts become the assets of those companies, which, in turn, assume an obligation to fulfill the contract terms. The ultimate ability to repay principal and interest is dependent upon the financial stability of the insurance companies.

     Guaranteed investment contracts at December 31 consist of the following:

                                                     1996               1995
                                                  ----------         ----------
         ITT Hartford Life Insurance Company      $2,797,712*        $3,405,614*
         The Travelers Insurance Company           1,876,812*         1,046,507*
                                                  ----------         ----------

                                                  $4,674,524         $4,452,121
                                                  ==========         ==========

     *Denotes investments which exceed 5% of net assets available for Plan benefits.

                  Computer Horizons Corp. Employee Savings Plan

                           December 31, 1996 and 1995

NOTE C (continued)

     Mutual Stock Funds

     The Fidelity Magellan Fund is a high risk stock fund emphasizing capital appreciation through investments in companies with high growth potential.

     The 20th Century Growth Investors Fund is a stock fund that invests in large, established companies that exhibit accelerating growth.

     The Vanguard Index Trust 500 Portfolio is a stock fund that invests in individual stocks corresponding with the Standard & Poor's 500 Index.

     The Vanguard Wellington Fund invests approximately 65% of its assets in individual stocks corresponding with the Standard & Poor's 500 Index and approximately 35% of its assets in long-term corporate bonds with an AA or better Bond Index.

     Investments in securities are valued at quoted market value and at December 31 consist of the following:

                                                      1996                 1995
                                                   -----------       ----------
          Fidelity Magellan Fund                   $ 5,041,594*      $4,221,618*
          20th Century Growth Investors Fund         1,528,023*       1,140,157*
          Vanguard Index Trust 500 Portfolio         2,305,912*       1,316,117*
          Vanguard Wellington Fund                   1,740,500*       1,234,504*
                                                   -----------       ----------

                                                   $10,616,029       $7,912,396
                                                   ===========       ==========

      Computer Horizons Corp. Stock Fund

      Effective January 1, 1996, participants are able to invest contributions in the Computer Horizons Corp. Stock Fund, which invests in the common stock of the Plan Sponsor, Computer Horizons Corp. Merrill Lynch, as an independent agent, invests in the Company shares that are obtained by Merrill Lynch directly from the Company out of its authorized but unissued shares of common stock, out of its treasury shares, or on the open market. Total value of investments in Computer Horizons Corp. stock at December 31, 1996 is $885,602.*

NOTE D - TAX STATUS OF PLAN

     The Plan is qualified under Section 401(a) of the Internal Revenue Code and, accordingly, the earnings of the Plan are exempt from Federal income taxation. The participants' contributions and shares of the earnings of the Plan are not taxable to them until withdrawn from the Plan.

     *Denotes investments which exceed 5% of net assets available for Plan benefits.

                  Computer Horizons Corp. Employee Savings Plan

                           December 31, 1996 and 1995

NOTE E - SUBSEQUENT EVENT

     The Board of Directors of the Plan Sponsor, Computer Horizons Corp., declared a three-for-two common stock split in the form of a 50% stock dividend. This stock dividend was payable on June 9, 1997 for shareholders of record as of May 22, 1997. All references in the financial statements with regard to the number of shares of common stock have been restated to reflect the stock split.

                             SUPPLEMENTAL SCHEDULES

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                          ON SUPPLEMENTARY INFORMATION





Board of Trustees
   Computer Horizons Corp. Employee Savings Plan


Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes and schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets held for investment purposes and the schedule of reportable transactions that accompany the Plan's financial statements do not disclose the historical cost of plan assets held by the Plan's Custodians, as such costs are not provided by the Custodians. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.





Parsippany, New Jersey
June 23, 1997

                                       Computer Horizons Corp. Employee Savings Plan
                                                EIN: 13-2638902, Plan # 001

                                Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                                     December 31, 1996

(a)     (b)  Identity of issuer, borrower,                                                                  (e)  Current
             lessor or similar party          (c)  Description of investment                   (d)  Cost          value
             -----------------------------    ------------------------------                   ---------     ------------
        Group Annuity Contracts,              Provide a guaranteed interest
          at contract value                   rate for a specified period of
                                              time.

             The Travelers Insurance Co.
               6.76%                                                                                *         $   397,325
               5.39%                                                                                *             489,101
               4.72%                                                                                *             990,386

             Hartford Life
               Insurance Company
                 7.79%                                                                              *           2,797,712
                                                                                                              -----------

                                                                                                              $ 4,674,524
                                                                                                              ===========
        Mutual Funds
            Fidelity Magellan Fund,           A growth mutual fund designed to provide
              62,507.05 shares                more aggressive investors with long-term
                                              capital growth.                                       *         $ 5,041,594

            Twentieth Century Growth          An aggressive growth mutual fund designed to
              Investors Fund,                 provide long-term capital appreciation.               *           1,528,023
              69,836.54 shares

            Vanguard Index Trust - 500        An indexed  growth and income mutual fund
              Portfolio,                      designed to match the investment performance
               23,340.21 shares               of the Standard & Poors 500 Composite
                                              Stock Price Index.                                    *           2,305,912

            Vanguard Wellington Fund,         A balanced mutual fund designed to conserve
              66,557.38 shares                principal and provide reasonable income
                                              return and growth.                                    *           1,740,500
                                                                                                              -----------
                                                                                                              $10,616,029
                                                                                                              ===========

                                       Computer Horizons Corp. Employee Savings Plan
                                                EIN: 13-2638902, Plan # 001

                                Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                                     December 31, 1996
                                                       (continued)


(a)     (b)  Identity of issuer, borrower,                                                                  (e)  Current
             lessor or similar party          (c)  Description of investment                   (d)  Cost          value
             -----------------------------    ------------------------------                   ---------     ------------
        Stock
            **Computer Horizons Corp.         Stock                                                           $   885,602
                                                                                                              ===========
              ***34,503.05 shares

        Participant loans receivable, with
          interest which ranges from
          3.69% to 6.25%                                                                                      $   288,850
                                                                                                              ===========
*  Cost information was not available, as this information is not maintained.
**  Party-In-Interest
***  Restated to reflect the three-for-two stock split

                                            Computer Horizons Corp. Employee Savings Plan

                                                     EIN: 13-2638902, Plan # 001

                                           Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                                                    Year ended December 31, 1996



(a) Identity of party       (b)  Description           Number of     (c) Purchase         Number       (d) Selling      (g)  Cost of
         involved                  of assets            purchases           price        of sales            price*          asset
---------------------       ------------------         ----------    ------------        --------      ------------     ------------
The Travellers              Guaranteed Annuity                         $1,038,466                                              *
   Insurance Co.                Contract

Hartford Insurance          Guaranteed Annuity                                                            $805,718             *
   Company                      Contract

Vanguard Index Trust -      Mutual Fund                                   861,431                                              *
   500 Portfolio

Fidelity Magellan Fund      Mutual Fund                                 1,674,760                                              *

Fidelity Magellan Fund      Mutual Fund                                                                    651,677             *

Computer Horizons           Stock                                         798,882                                              *
   Corp. Stock


     *  Cost  information  was  not  available,   as  this  information  is  not
     maintained.

     Note: Columns (e) and (f), lease rental and expense incurred with transaction, respectively, are not applicable.

                  Computer Horizons Corp. Employee Savings Plan

                           EIN: 13-2638902, Plan # 001

                 Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                          Year ended December 31, 1996
                                  (continued)


                                (h) Current
                                   value
                                  of asset
(a) Identity of party             on trans-      (i)  Net gain
         involved                action date         or (loss)
---------------------            -----------     -------------
The Travellers
   Insurance Co.                 $1,038,466

Hartford Insurance
   Company                          805,718

Vanguard Index Trust -
   500 Portfolio                    861,431

Fidelity Magellan Fund
                                  1,674,760
Fidelity Magellan Fund
                                    651,677          $(43,676)
Computer Horizons
   Corp. Stock                      798,882

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                   Computer Horizons Corp. Employee Savings Plan



Date:   June 25, 1997              /s/      William J. Murphy
                                   --------------------------
                                   By:      William J. Murphy
                                   Title:   Executive Vice President